

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C.
179
SECTION

SEC FILE NUMBER
8- 23285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Ave. Ste 1505
(No. and Street)

New York (City) — New York (State) — 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall — 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) — Great Neck (City) — NY (State) — 11021 (Zip Code)



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH D. SIKORA
Notary Public, State of New York
No. 01SI5055931
Qualified in New York County
Commission Expires Feb. 20, 2006

Notary Public

Signature

Principal

Title

This Report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hunter, Keith, Marshall & Co., Incorporated

Financial Statements
And Supplemental Information

Year ended December 31, 2004

CONTENTS

Report of Independent Auditors

To the Board of Directors
Hunter, Keith, Marshall & Co., Incorporated

We have audited the accompanying statement of financial condition of Hunter, Keith, Marshall & Co., Incorporated (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter, Keith, Marshall & Co., Incorporated at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

Great Neck, New York
January 26, 2005

310 Northern Boulevard
Great Neck, New York 11021-4086

Tel 516-829-3664
Fax 516-829-3646

Hunter, Keith, Marshall & Co., Incorporated
Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 19,691
Securities owned	81,677
Due from stockholder (Note 3)	103,155
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $61,088	2,619
Other assets	21,631
Total Assets	$ 228,773
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 10,552
Pension contribution payable (Note 5)	32,279
Total Liabilities	42,831
Commitments (Note 6)	
Stockholder's equity (Note 2)	
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in-capital	324,513
Retained earnings (deficit)	(148,571)
Total Stockholder's Equity	185,942
Total Liabilities and Stockholder's Equity	$ 228,773

See Notes to Financial Statements

Hunter, Keith, Marshall & Co., Incorporated
Statement of Operations
For the Year Ended December 31, 2004

REVENUES	
Commission and fees	$ 41,971
Interest income	860
Rent income	34,242
Unrealized gain on investments	12,481
	89,554
EXPENSES	
Employee compensation and benefits (Note 5)	115,812
Occupancy and equipment rental (Note 6)	72,087
Communications	4,187
Professional fees	17,300
Depreciation	1,067
Other operating expenses	13,439
	223,892
NET LOSS BEFORE INCOME TAXES	(134,338)
State and local income taxes (Note 4)	692
NET LOSS	$ (135,030)

See Notes to Financial Statements

Hunter, Keith, Marshall & Co., Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 324,513	$ (13,541)	$ 320,972
Net loss	-	-	(135,030)	(135,030)
Balance - End	$ 10,000	$ 324,513	$ (148,571)	$ 185,942

See Notes to Financial Statements

Hunter, Keith, Marshall & Co., Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ (135,030)
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in assets:	
Depreciation	1,067
Securities owned	(53,582)
Other assets	(4,226)
Increase (decrease) in liabilities:	
Accounts payable	8,157
Pension contribution payable	(15,593)
Total adjustments	(64,177)
Net cash used by operating activities	(199,207)
Cash flows from financing activities	
Due from stockholder	143,497
Net cash used by financing activities	143,497
NET DECREASE IN CASH	(55,710)
CASH AND CASH EQUIVALENTS- BEGINNING	75,401
CASH AND CASH EQUIVALENTS- END	$ 19,691

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income Tax	$ 1,161

See Notes to Financial Statements

Notes to Financial Statements
December 31, 2004

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Hunter, Keith, Marshall & Co., Incorporated ("Company") is a broker-dealer and does not carry or hold securities for customer accounts.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
The Company's principal source of revenue is commissions earned on private placement transactions. Such commissions are recorded as earned and related expenses are recognized when the underlying contract is consummated.

DEPRECIATION
Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH EQUIVALENTS
The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. CAPITAL REQUIREMENTS
The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). In addition, the Company is required to maintain minimum net capital of $5,000. At December 31, 2004, the Company's net capital (as defined) was $43,158 which was above the required net capital, and the Company had a percentage of aggregate indebtedness to net capital of 89%.

Notes to Financial Statements
December 31, 2004

3. DUE FROM STOCKHOLDER

The Company made non-interest bearing advances to the stockholder totaling $288,377 as of December 31, 2000. The stockholder paid back $143,497 leaving an outstanding balance of $103,155 at December 31, 2004.

4. INCOME TAXES

The Company files its federal income tax return as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

5. PENSION PLAN

The Company maintains a defined benefit pension plan, which covers substantially all of the Company's employees after one year of employment. The benefits are based on years of service and the employee's compensation. Pension expense for 2004 was approximately $39,200.

6. LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Lease term is May 1, 2002 through April 30, 2007. Future minimum rental payments under noncancellable operating lease are approximately as follows:

	Amount
2005	$ 68,500
2006	70,500
2007	23,700
TOTAL	$162,700

Hunter, Keith, Marshall & Co., Incorporated
Computation of Net Capital Under Rule 15c-3-1
of the Securities and Exchange Commission
December 31, 2004

Net Capital

Stockholder's equity	$	185,942
Deductions and/or charges:		
Less non-allowable assets		
Due from stockholder		103,155
Furniture, fixtures and equipment, net		2,619
Other assets		21,631
		127,405
Haircut on exempt securities		10,379
Net Capital	$	48,158
Aggregate Indebtness	$	42,831
Minimum Net Capital Required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	43,158
Percentage of Aggregate Indebtness To Net Capital		89%
Net Capital per Company's unaudited Form X-17A-5 filing	$	35,678
Auditors' adjustments		12,480
Net capital per above calculation	$	48,158

See Notes to Financial Statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Independent Auditor's Report on Internal Controls Required
By SEC Rule 17a-5 For a Report of Internal
An Exemption From SEC Rule 15c3-3

To the Board of Directors
Hunter, Keith, Marshall & Co., Incorporated

In planning and performing our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated (The "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4086

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated for the year ended December 31, 2004, and this report does not affect our report thereon dated January 26, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

Great Neck, New York
January 26, 2005